**REDI Global Technologies LLC**
**Statement of Financial Condition**
**December 31, 2021**

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

| OMB APPROVAL |
|---|
| OMB Number: 3235-0123<br>Expires: Oct. 31, 2023<br>Estimated average burden<br>hours per response: 12 |

| SEC FILE NUMBER |
|---|
| 8-49673 |

# ANNUAL REPORTS
# FORM X-17A-5
# PART III

## FACING PAGE

**Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934**

FILING FOR THE PERIOD BEGINNING 12/01/20 (MM/DD/YY) AND ENDING 12/31/21 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF FIRM: REDI Global Technologies LLC

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

28 Liberty Street - 58th Floor
(No. and Street)

| New York | NY | 10005 |
|---|---|---|
| (City) | (State) | (Zip Code) |

PERSON TO CONTACT WITH REGARD TO THIS FILING

| Kelly Seidito | (646)794-7354 | kelly.seidito@refinitiv.com |
|---|---|---|
| (Name) | (Area Code – Telephone Number) | (Email Address) |

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Mazars USA LLP
(Name – if individual, state last, first, and middle name)

| 60 Crossways Park Drive West - Suite 301 | Woodbury | NY | 11797 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

| October 8, 2003 | 339 |
|---|---|
| (Date of Registration with PCAOB)(if applicable) | (PCAOB Registration Number, if applicable) |

**FOR OFFICIAL USE ONLY**

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

**Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

## OATH OR AFFIRMATION

I, Michael Maloney _____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of REDI Global Technologies LLC _____, as of 12/31 _____, 21____, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: _____

Title:

Managing Principal _____

Notary Public



Nancy Patton
NOTARY PUBLIC, STATE OF NEW YORK
Registration No. 01PA6347394
Qualified in Sullivan County
Commission Expires 09/06/2024

**This filing** contains (check all applicable boxes):**

- ☑ (a) Statement of financial condition.
- ☑ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

# REDI Global Technologies LLC
*Index*
December 31, 2021

**mazars**

Mazars USA LLP
60 Crossways Park Drive West
Suite 301
Woodbury, New York 11797

Tel: 516.488.1200
www.mazars.us

# Report of Independent Registered Public Accounting Firm

To the Board of Directors and Member of
REDI Global Technologies LLC

## Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of REDI Global Technologies LLC, (the "Company"), as of December 31, 2021, and the related notes (collectively referred to as the "financial statement"). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of the Company, as of December 31, 2021, in conformity with accounting principles generally accepted in the United States of America.

## Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

We have served as the Company's auditor since 2018.

*Mazars USA LLP*

Woodbury, NY
March 28, 2022

# REDI Global Technologies LLC
## Statement of Financial Condition
### December 31, 2021

| | | |
|---|---|---:|
| **Assets** | | |
| Cash | $ | 15,263,053 |
| Accounts receivable, net | | 2,316,293 |
| Accrued revenue | | 2,344,000 |
| Due from affiliates | | 437,165 |
| Deferred tax asset | | 5,742 |
| Other assets | | 321,805 |
| Total assets | $ | 20,688,058 |
| **Liabilities and Member's Equity** | | |
| Liabilities | | |
| Accrued expenses | $ | 396,163 |
| Due to affiliates | | 4,922,443 |
| Other liabilities | | 34,806 |
| Total liabilities | $ | 5,353,412 |
| Member's equity | | 15,334,646 |
| Total liabilities and member's equity | $ | 20,688,058 |

The accompanying notes are an integral part of this financial statement

1. **Organization and Description of Business**

   REDI Global Technologies LLC (the "Company") is a multi-asset electronic trading platform that services both the buy-side and sell-side communities, routing orders to broker-dealers for purposes of executing and settling transactions. The Company commenced operations on July 17, 2013 and is headquartered in New York and maintains offices in Illinois, Missouri and California.

   The Company, a New York Limited Liability Company, is a directly wholly owned subsidiary of Refinitiv US LLC (the "Parent"), which is an indirect subsidiary of Refinitiv Holdings Ltd. The Company is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and a member of the Financial Industry Regulatory Authority ("FINRA"). The Company receives certain services and other financial support from its Parent including ensuring maintenance of minimum net capital requirements.

   As further described in note 6, the Company is a member of a group of affiliated companies and has financing transactions and relationships with members of the group. Because of these relationships, it is possible that the terms of these transactions are not the same as those which would result from transactions among unrelated parties.

   **Significant Accounting Policies**

   **Use of Estimates**
   These financial statements are prepared in accordance with accounting principles generally accepted in the United States of America (U.S. GAAP). Preparation of these financial statements requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

   **Accounts Receivable, Net and Accrued Revenue**
   Receivables from brokers and dealers generally consist of amounts due net of estimated uncollectible amounts. Accrued revenue consists of December 31, 2021 billings as fees are billed in arrears.

   Customers are invoiced monthly in-arrears for all fees with a standard 30 day payment term. As of November 30, 2020 and December 31, 2021 the net Accounts Receivable balances were $2,713,582 and $2,316,293, respectively and accrued revenue was $2,486,000 and $2,344,000, respectively.

   **Allowance for Doubtful Accounts**
   The Company has adopted the Financial Accounting Standards Board's ("FASB") Accounting Standards Update 2016-13, Financial Instruments-Credit Losses (Topic 326) ("ASU 2016-13"). Accordingly, an allowance for uncollectable accounts is estimate under the current expected credit loss model based on historical collection rates, the age of the receivable and knowledge of the individual account. An allowance for doubtful accounts is maintained for any individual customer account where recovery is in doubt due to customer bankruptcy, severance of commercial relationship or due to aging of the receivable balance. The allowance is reduced by charge-offs and is either (a) increased by provisions charged to expense or (b) reduced by the release of such provisions when there are changes in the status of the individual customer accounts. The allowance for doubtful accounts, included net within Accounts Receivable is as follows:

| | | |
|---|---|---|
| Allowance for doubtful accounts at November 30, 2020 | $ | 8,617 |
| Charge-offs | | (5,071) |
| Provision/(recovery) for bad debt | | 18,471 |
| Allowance for doubtful accounts at December 31,2021 | $ | 22,017 |

### Revenue

Revenues are recognized when control of the Company's products or services is transferred to customers, in an amount that reflects the consideration to which the Company expects to be entitled. Such consideration is net of discounts, value-added taxes and other sales taxes.

Revenue is recognized as follows:

Commissions represent the transaction charges billed to brokers for trades routed to them for execution. These are volume based fees based on the number of shares traded through the platform in the respective month. Commission revenue is recognized on a trade date basis (point in time). The Company believes the performance obligation is satisfied on the trade date because this is when the underlying transaction occurs.

Terminal fees and other related charges represent flat fees per user to access the electronic terminal. These are considered a recurring revenue stream due to the subscription nature of the service. Revenue is recognized monthly based on the actual number of platform subscribers. The Company believes the performance obligation is satisfied over the term of the contract since the customer can access the terminal over the term of the agreement for an indeterminate number of times.

The Market data revenue or pass-through revenue represents a charge to the client to supply access to the market data services. Revenue is recognized monthly based on the actual usage per user. The Company believes the performance obligation is satisfied over time since market data is continuously delivered throughout the term of the agreement.

The Company earns interest income on net receivable balances from affiliates throughout the period.

### Income Taxes

The Company is a single member limited liability company and is treated as a disregarded entity for federal income tax reporting purposes, and therefore any income or loss is included on the Parent's consolidated income tax return. The Company has adopted the guidance in FASB ASU 2019-12, which simplifies and improves consistent application of the accounting for income taxes by removing certain exception to the general principles in Topic 740, as well as by clarifying and amending existing guidance. However, the Company computes its tax liabilities as if it were filing a tax return on a modified separate return basis. The Parent settles all tax liabilities and pursuant to a tax forgiveness agreement, income tax liabilities/(benefits) are waived and recorded in the form of non-cash capital contribution/(distribution) reflected in member's equity.

The Company accounts for income taxes in accordance with ASC 740, "Income Taxes". The ASC requires that deferred taxes reflect tax consequences in future years of differences between the financial reporting and tax bases of assets and liabilities. A deferred income tax asset or liability is determined by applying currently enacted tax laws and rates to the

temporary differences. A valuation allowance is recognized if, based on the weight of available evidence, it is more likely than not that some or all of a deferred tax asset will not be realized. Based upon the level of historical taxable income and projections for future taxable income over the periods in which the deferred tax assets are deductible, management believes that is more likely than not the Company will realize the benefits of significantly all of these deductible differences and accordingly has not applied a valuation allowance against its deferred tax assets.

## 2. Income Taxes

### Provision for Income Taxes and Deferred Taxes
The Company computes its tax liabilities as if it were filing a tax return on a modified separate return basis. The effective Federal and State combined tax rate applied for the 13 month period ended December 31, 2021 is 26.08%.

The total deferred tax asset amounting to $5,742 is related to temporary differences associated with the allowance for doubtful accounts.

The Company follows the authoritative guidance for Income Tax Uncertainties which prescribes a comprehensive model for how a company should recognize, measure, present, and disclose in its financial statements uncertain tax positions that a company has taken or expects to take on a tax return. The Company does not have any unrecognized tax benefit or provisions at December 31, 2021. There are three tax years that remain open to examination by taxing authorities

## 3. Due from/to Affiliates

Due from/to affiliates represents net fees for services, financing and other fees owing from/to affiliates that provide the Company with services and software that the Company in turn provides to customers.

Balances due from affiliates are offset with balances due to affiliates when; (a) the balances relate to the same affiliate, (b) there is a legally enforceable right to offset the asset and liability, and (c) the Company intends to settle on a net basis.

## 4. Rental expenses and Commitments

During 2021, the Company was allocated rental expense pursuant to a services agreement with its Parent for facilities and support services, discussed in note 5.

ASU 2016-02, "Leases (Topic 842)," amends the accounting for leases by lessees and lessors. The primary change from the new guidance is the recognition of right-of-use assets and lease liabilities by lessees for those leases classified as operating leases. Additional changes include accounting for lease origination and executory costs, required lessee reassessments during the lease term due to changes in circumstances, and expanded lease disclosures. ASU 2016-02 became effective on January 1, 2019 and the Company adopted the standard under a modified retrospective approach as of December 1, 2019.

In previous years, the Company held a lease in their name which was assigned to the Parent during 2021. The respective Right of use assets and lease liability balances that were included in the statement of financial condition as of November 30, 2020 have been written off.

## 5. Related Party Transactions

In the normal course of conducting its business, the Company is party to various transactions with the Parent and its affiliates. The following is a summary of those transactions.

The Company entered into a trademark license agreement with Thomson Reuters Canada Limited. This agreement grants the Company a non-exclusive license to use the trademark for the sole purpose of marketing, promoting and distributing Thomson Reuters Canada Limited products in Canada and the United States of America. On October 1, 2018, a change was made to transfer the trademark from Thomson Reuters Canada Limited to Refinitiv (US) Org, LLC. As of December 31, 2021, the outstanding amount due from to Refinitiv (US) Org, LLC. was $93,614.

The Company has a services agreement with its Parent for facilities and support services such as general and administrative services including legal, financial-office support and other corporate functions. The Company also has a Transaction Service and Technology agreement with its Parent. As of December 31, 2021, the Company has an outstanding balance due to the Parent of $4,503,787.

The Company entered into a loan agreement with Refinitiv US Finance Company. The Company lends excess cash balances to Refinitiv US Finance Company, for which there are no specific repayment terms or final maturity. In addition, the Company also borrows cash under the same agreement. Interest is charged on amounts due to/from Refinitiv US Finance Company. As of December 31, 2021, the Company borrowed $418,546 of cash from Refinitiv US Finance Company.

As of December 31, 2021, the Company's Parent permanently waived its right to receive settlement of $308,425 of tax payable by the Company to the Parent in accordance with the terms set forth in a tax forgiveness agreement.

The Company can also at times have miscellaneous balances that arise with various affiliates as part of the normal course of conducting business. At times funds will be collected and or paid by another affiliate on behalf of the Company and is recoded in Due from Affiliates or Due to Affiliates in the Statement of Financial Condition. As of December 31, 2021, the Company recorded $338,229 and $5,322 as due from REDI Technologies Ltd. and FX Alliance, LLC. respectively, which is primarily for funds that were collected on the Company's behalf.

## REDI Global Technologies LLC
### Notes to the Financial Statement
### December 31, 2021

Amounts included on the Statement of Financial Condition and Statement of Operations includes:

|  | As of December 31, 2021 |
|---|---|
| **Assets- due from affiliates** | |
| REDI Technologies Ltd | 338,229 |
| Refinitiv US Org LLC | 93,614 |
| FX Alliance, LLC. | 5,322 |
| Total | $ 437,165 |
| | |
| **Liabilities- due to affiliates** | |
| Refinitiv US LLC | $ 4,503,787 |
| Refinitiv US Finance Corp. | 418,546 |
| Refinitiv Global Inc | 110 |
| Total | $ 4,922,443 |

6. **Concentrations of Accounts Receivable, Contingencies and Business Risk**

   **Concentrations of Accounts Receivable**
   The accounts receivable balance from two customers was $1,075,044, which represented approximately 46% of the accounts receivable balance at December 31, 2021.

   **Contingent Liabilities**
   The Company may, from time to time, be involved in judicial, regulatory and arbitration proceedings concerning matters arising in connection with the conduct of its business. There are currently no such matters.

   **Business Risk and Uncertainties**
   The Company's principal business operation is providing a communications network in which broker-dealers receive orders from their institutional customers. As a result, the Company is inherently subject to market fluctuations in the conduct of its business.

   **Concentration of Credit Risk**
   At December 31, 2021 all the Company's cash balance is being held at one financial institution. This cash balance is in excess of Federal Deposit Insurance Corporation ("FDIC") limits. As of December 31, 2021, the amount in excess is $15,013.053.

7. **Net Capital Requirement**

   The Company is subject to the SEC Uniform Net Capital Rule 15c3-1 (the "Rule"), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Under the Rule, the Company is required to maintain minimum net capital equal to the greater of $5,000 or 6-2/3% of aggregate indebtedness.

At December 31, 2021, the Company had net capital under the Rule of $9,909,641 which was $9,552,747 in excess of its minimum required net capital of $356,894. The Company's ratio of aggregate indebtedness to net capital at December 2021 was .54 to 1.

The Company claims exemption from SEC Rule 15c3-3 relying on Footnote 74 of the SEC Release No. 34- 70073 because the Company limits its business activities exclusively to providing technology or platform services and since it does not intend to hold any customer cash or securities.

8.  **Subsequent Events**

The Company has evaluated whether events or transactions have occurred after December 31, 2021 that would require recognition or disclosure in these financial statements through the issuance date of this financial statement.